EXHIBIT 99.11

MORGAN STANLEY SENIOR FUNDING, INC. 1585 Broadway New York, New York 10036	GOLDMAN SACHS BANK USA 200 West Street New York, New York 10282	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED BANK OF AMERICA, N.A. One Bryant Park New York, NY 10036

November 9, 2012

RIVERBED TECHNOLOGY, INC.

199 Fremont St.

San Francisco, CA 94105

Attention: Randy S. Gottfried, Chief Financial Officer

Project Octagon

Amended and Restated Commitment Letter

$500 million Senior Secured Facility

Ladies and Gentlemen:

Reference is hereby made to the Commitment Letter, dated as of October 28, 2012 (the “Original Commitment Letter”) by and among you, MSSF (as defined below) and Goldman Sachs (as defined below). The Original Commitment Letter is hereby amended and restated and superseded in its entirety as follows:

Riverbed Technology, Inc. (“you” or the “Borrower”) has advised Morgan Stanley Senior Funding, Inc. (“MSSF”), Goldman Sachs Bank USA (“Goldman Sachs”), Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”; MLPFS, together with Bank of America, “BAML”; BAML, together with MSSF and Goldman Sachs, “we”, “us” or the “Commitment Parties”) that you intend to acquire, through Octagon Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Borrower (“Acquisition Sub”), a company previously identified to us and code-named Octagon (the “Target”) by means of the purchase of at least a majority of shares of the Target (collectively, the “Target Shares”) pursuant to an exchange offer (the “Offer”) and either (i) a subsequent issuance of additional shares by the Target to Acquisition Sub (if necessary) and the subsequent consummation of a short-form merger (the “Short-Form Merger”) or (ii) if the short-form merger cannot be achieved, such merger transaction approved by the stockholders of the Target (the “Long-Form Merger” and, together with the Short-Form Merger, each a “Merger”). The initial acquisition of the applicable Target Shares tendered pursuant to the Offer upon the satisfaction or waiver of the conditions set forth in that certain Agreement and Plan of Merger, dated as of October 28, 2012, among the Borrower, Acquisition Sub and the Target (including all schedules and exhibits thereto, as amended, modified and supplemented in accordance with the terms thereof, the “Acquisition Agreement”) is hereby referred to as the “Acquisition.” All references to “dollars” or “$” in this Commitment Letter (as defined below) are references to United States dollars.

We understand that the total amount required to effect the Acquisition and to pay the fees and expenses incurred in connection therewith shall be provided by a combination of:

(a) cash on the balance sheet of the Borrower;

(b) stock consideration; and

(c) (i) the incurrence by the Borrower of, at its election, senior secured term loans (the “Term Loans”) or other financing in lieu thereof (the “Other Financing”), in each case, the proceeds of which are to be used for the funding of the Acquisition, in an aggregate amount equal to $500 million in gross proceeds, and/or (ii) in the event neither the Term Loans nor Other Financing can be issued prior to the date of the initial acceptance of Target Shares pursuant to the Offer (the “Closing Date”), the incurrence of senior secured term loans (the “Senior Facility Loans”) under a senior secured facility (the “Senior Facility”) in an aggregate amount equal to $500 million in gross proceeds (reduced by the aggregate amount of net proceeds from the issuance of any Other Financing or Term Loans theretofore or concurrently incurred by the Borrower), as described in the summary of terms and conditions attached hereto as Exhibit A (the “Term Sheet”).

The Acquisition, the issuance of the Term Loans or Other Financing and/or the borrowings under the Senior Facility and the related transactions contemplated by the foregoing as well as the payment of fees, commissions and expenses in connection with each of the foregoing, are collectively referred to as the “Transactions.”

1. Commitments. Each of MSSF, Goldman Sachs and Bank of America (each, an “Initial Lender”) is pleased to commit, on a several and not joint basis, to provide 50%, 40% and 10%, respectively, of the Senior Facility, upon the terms set forth herein and in the Term Sheet and subject solely to the conditions set forth in Exhibit B (the “Conditions Term Sheet” and, together with the Term Sheet, the “Term Sheets” and, the Term Sheets, together with this agreement, the “Commitment Letter”). It is agreed that (i) MSSF and Goldman Sachs shall act as joint lead arrangers, joint book-runners and joint syndication agents for the Senior Facility (in such capacity, each a “Lead Arranger” and, collectively, the “Lead Arrangers”), (ii) MLPFS shall act as an arranger (in such capacity, the “Arranger”) for the Senior Facility and (iii) MSSF will act as administrative agent for the Senior Facility (in such capacity, the “Administrative Agent”). It is agreed that no additional advisors, agents, co-agents, arrangers or bookmanagers will be appointed and no Lender (as defined below) will receive compensation with respect to the Senior Facility outside the terms contained in this Commitment Letter and the fee letter (the “Fee Letter”) executed simultaneously herewith in order to obtain its commitment to participate in the Senior Facility, in each case unless you and we so agree. It is further understood and agreed (i) that MSSF and its affiliates will have “lead left” placement on all marketing materials relating to the Senior Facility and will perform the duties and exercise the authority customarily performed and exercised by them in such role, including acting as sole manager of the physical books and (ii) that Goldman Sachs shall be to the immediate right of MSSF on all marketing materials relating to the Senior Facility.

Notwithstanding anything in this Commitment Letter, the Fee Letter or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) (A) the only representations relating to the Target and its subsidiaries and their respective businesses the accuracy of which shall be a condition to availability of the Senior Facility on the Closing Date shall be such of the representations made by the Target in the Acquisition Agreement that are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement (the “Acquisition

Agreement Representations”) and (B) the only representations relating to the Borrower and its subsidiaries and their respective businesses the accuracy of which shall be a condition to availability of the Senior Facility on the Closing Date shall be the Specified Representations (as defined below), (ii) the terms of the Senior Facility Documentation (as defined in the Term Sheet) shall be in a form such that they do not impair availability of the Senior Facility on the Closing Date if the conditions set forth in the Conditions Term Sheet are satisfied, it being understood that, to the extent any lien search or Collateral (including the creation or perfection of any security interest) is not or cannot be provided on the Closing Date (other than, to the extent required under the Term Sheet, (A) Uniform Commercial Code (“UCC”) lien searches in respective jurisdictions of organization of the Loan Parties (as defined in the Term Sheet) party to the Senior Facility Documentation on the Closing Date, (B) a lien on Collateral that may be perfected solely by the filing of a financing statement under the UCC, (C) a pledge of the equity interests of the Guarantors with respect to which a lien may be perfected upon closing by the delivery of a stock or equivalent certificate and (D) short-form intellectual property security agreements with respect to material intellectual property that constitutes Collateral in proper form for filing (as applicable) with the United States Patent and Trademark Office and the United States Copyright Office) after your use of commercially reasonable efforts to do so, then the provision of any such lien search and/or the provision and/or perfection of such Collateral shall not constitute a condition precedent to the availability and funding of the Senior Facility on the Closing Date but may instead be delivered and/or perfected within 90 days (or such longer period as the Administrative Agent may reasonably agree in its discretion) after the date of closing of the Merger (the “Merger Closing Date”) pursuant to arrangements to be mutually agreed by the parties hereto acting reasonably, and (iii) the only conditions (express or implied) to the availability of the Senior Facility on the Closing Date are those expressly set forth in the Conditions Term Sheet, and such conditions shall be subject in all respects to the provisions of this paragraph. For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Senior Facility Documentation relating to due organization, corporate power and authority (as it relates to due authorization, execution, delivery and performance of the Senior Facility Documentation), the due authorization, execution, delivery and enforceability of the Senior Facility Documentation (in each case as it relates to the entering into and performance of the Senior Facility Documentation against the Loan Parties party thereto), the Senior Facility Documentation not conflicting with charter documents, Federal Reserve margin regulations, solvency as of the Closing Date (after giving effect to the Transactions) of the Borrower and its subsidiaries taken as a whole, Investment Company Act, OFAC, the PATRIOT Act, FCPA and other anti-terrorism laws, and, subject to security interests and liens permitted under the Senior Facility Documentation and the limitations in the preceding sentence, the creation, perfection and priority of security interests granted in the proposed Collateral. This paragraph, and the provisions contained herein, shall be referred to as the “Certain Funds Provision”.

2. Syndication. The Lead Arrangers reserve the right to syndicate all or part of each of the Commitment Parties’ commitments for the Senior Facility to one or more financial institutions or institutional lenders reasonably acceptable to you (collectively, the “Lenders”), but excluding those persons (or affiliates of such persons) that are competitors of you, the Target or your or their respective subsidiaries, or such other persons, in each case, identified in writing to the Lead Arrangers by you on or prior to the execution of the Original Commitment Letter (collectively the “Disqualified Institutions”); provided that with the consent of the Lead Arrangers (with such consent of the Lead Arrangers not to be unreasonably withheld or delayed) after the date hereof, you shall be permitted to supplement in writing the list of persons that are Disqualified Institutions to the extent such supplemented person is a competitor or an affiliate of a competitor. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, the Commitment Parties agree that neither the commencement nor the completion of such syndication is a condition to their respective commitments hereunder.

The Lead Arrangers intend to commence syndication efforts promptly after the date hereof and until the earlier to occur of (i) a Successful Syndication (as defined in the Fee Letter) and (ii) ninety (90) days after the Closing Date (such period, the “Syndication Period”), you agree to assist the Lead Arrangers in achieving a syndication in respect of the Senior Facility that is reasonably satisfactory to the Lead Arrangers and you. Such syndication will be accomplished by a variety of means, including facilitating direct contact during the Syndication Period between your senior management and advisors and the proposed syndicate of Lenders, and your using commercially reasonable efforts to facilitate such direct contact with senior management and advisors of the Target and the proposed syndicate of Lenders, in each case at times and locations to be mutually agreed upon. The Lead Arrangers will exclusively manage in consultation with you (and subject to your consent rights as set forth in the immediately preceding paragraph) all aspects of the syndication, including the timing, scope and identity of potential Lenders (which may not be Disqualified Institutions), any agency or other title designations or roles awarded to any potential Lender, any compensation provided to each potential Lender from the amount paid to the Lead Arrangers pursuant to this Commitment Letter and the Fee Letter and the final allocation of the commitments in respect of the Senior Facility among the Lenders.

To assist the Lead Arrangers in their syndication efforts, you hereby covenant and agree during the Syndication Period:

(a) to provide, and use commercially reasonable efforts to cause the Target to provide, the Lead Arrangers with all information reasonably requested by the Lead Arrangers, including but not limited to customary pro forma financial statements and Projections (as defined below) giving effect to the Transactions, as the Lead Arrangers may reasonably request in connection with the arrangement and syndication of the Senior Facility;

(b) to assist in the preparation of one or more customary confidential information memoranda (including public and private versions thereof) and other marketing materials, in each case in form and substance customary for transactions of this type, to be used in connection with the syndication of the Senior Facility (the “Confidential Information Memoranda”);

(c) to ensure that the syndication efforts of the Lead Arrangers benefit from your existing lending and banking relationships and to use commercially reasonable efforts to ensure that such efforts benefit from the existing lending and banking relationships of the Target and its subsidiaries;

(d) to obtain public corporate credit or family ratings of the Borrower after giving effect to the Transactions and ratings for the Senior Facility, in each case, from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) (collectively, the “Ratings”) and to use commercially reasonable efforts to obtain such Ratings prior to the commencement of Syndication; and

(e) to host, with the Commitment Parties, one or more meetings or conference calls with prospective Lenders at times and locations to be mutually agreed upon (and to use your commercially reasonable efforts to cause officers of the Target to be available for such meetings or conference calls).

Without limitation of the foregoing, during the Syndication Period, you agree to ensure that, without the prior written consent of the Commitment Parties, there is no competing issuance of debt securities or commercial bank facilities by or on behalf of the Borrower or its subsidiaries and you agree to use commercially reasonable efforts to ensure that there are no competing issuances of debt for borrowed money by and on behalf of the Target announced, offered, placed or arranged (other than (A) the Senior Facility, (B) the Other Financing (reasonably approved by the Lead Arrangers), (C) indebtedness permitted to remain outstanding under the Acquisition Agreement, (D) indebtedness permitted to be incurred under the Acquisition Agreement prior to the Merger Closing Date, (E) ordinary course capital leases, purchase money indebtedness, equipment financings, letters of credit, surety bonds and short-term working capital facilities and (F) certain other indebtedness that the Borrower and the Commitment Parties reasonably agree may remain outstanding after the Closing Date).

Notwithstanding any other provision of this Commitment Letter to the contrary and notwithstanding any syndication, assignment or other transfer by any of MSSF, Goldman Sachs or BAML, (a) none of MSSF, Goldman Sachs or BAML shall be relieved, released or novated from its respective obligations hereunder (including the obligation to fund the applicable percentage of the Senior Facility on the Closing Date) in connection with any syndication, assignment or other transfer until after the funding of the Senior Facility on the Closing Date, (b) no such syndication, assignment or other transfer shall become effective with respect to any portion of MSSF’s, Goldman Sachs’ and BAML’s commitments in respect of the Senior Facility until the funding of the Senior Facility on the Closing Date and (c) unless the Borrower agrees in writing, each of MSSF, Goldman Sachs and BAML shall retain exclusive control over all rights and obligations with respect to the commitments in respect of the Senior Facility, including all rights with respect to consents, waivers, modifications, supplements and amendments, until the Closing Date has occurred.

3. Information. You represent and warrant that (with respect to Information relating to the Target and its subsidiaries, to your knowledge) (a) all written information (other than the Projections referred to below, other forward-looking information and information of a general economic or industry specific nature) that has been or will hereafter be made available by or on behalf of you, the Target or any of your or their respective agents or representatives in connection with the Transactions (the “Information”) to the Commitment Parties, when taken as a whole, does not and will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made and (b) all financial projections (the “Projections”), if any, that have been or will be made available to the Commitment Parties by you or any of your agents or representatives in connection with the Transactions have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being understood that such projections are subject to significant uncertainties and contingencies and that no assurance can be given that any particular projections will be realized). You agree that if, at any time prior to the later of the Syndication Period and the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will (or, prior to the Closing Date, with respect to the Information and Projections relating to the Target and its subsidiaries, will use commercially reasonable efforts to) promptly supplement the Information and the Projections so that (with respect to Information and Projections relating to the Target and its subsidiaries, to your knowledge) such representations are correct, in all material respects, under those circumstances. You agree that, in issuing the commitments hereunder and in arranging and syndicating the Senior Facility, we will be entitled to use and rely on the Information and the Projections furnished by you or on your behalf or on behalf of the Target without independent verification thereof.

You agree that the Lead Arrangers may make available any Information and Projections (collectively, the “Company Materials”) to potential Lenders by posting the Company Materials on IntraLinks or another similar electronic system (the “Platform”). You further agree to assist, at the request of the Lead Arrangers, in the preparation of a version of a confidential information memorandum and other marketing materials and presentations to be used in connection with the syndication of the Senior Facility, consisting exclusively of information or documentation that is either (i) publicly available (or contained in the prospectus or other offering memorandum for any applicable notes that are part of the Other Financing (the “Notes”)) or (ii) not material with respect to the Borrower, the Target or their respective affiliates or any of their respective securities for purposes of United States federal and state securities laws (all such information and documentation being “Public Lender Information”). Any information and documentation that is not Public Lender Information is referred to herein as “Private Lender Information.” You further agree that, at our request, each document to be disseminated by the Lead Arrangers to any Lender or potential Lender in connection with the syndication of the Senior Facility will be identified by you as either (i) containing Private Lender Information or (ii) containing solely Public Lender Information. You acknowledge that the following documents contain solely Public Lender Information: (i) drafts and final definitive documentation with respect to the Senior Facility; (ii) administrative materials prepared by the Lead Arrangers for potential Lenders (e.g. a lender meeting invitation, allocation and/or funding and closing memoranda); and (iii) notification of changes in the terms of the Senior Facility.

4. Expenses and Fees. You agree to pay or reimburse the Lead Arrangers, the Arranger, the Administrative Agent and the Commitment Parties for all reasonable and documented out-of-pocket expenses incurred by the Lead Arrangers, the Arranger, the Administrative Agent and the Commitment Parties or their respective affiliates (whether incurred before or after the date hereof) in connection with the Senior Facility and the preparation, negotiation, execution and delivery of this Commitment Letter and Fee Letter, the Senior Facility Documentation and any security arrangements in connection therewith, but limited, in the case of legal fees and expenses, to the reasonable and documented out-of-pocket fees and disbursements of one counsel to the Lead Arrangers, the Arranger, the Administrative Agent, the Commitment Parties and their respective affiliates taken as a whole (and one local counsel to such persons taken as a whole in any jurisdiction where necessary), regardless of whether any of the Transactions is consummated. In addition, you hereby agree to pay when and as due the fees described in the Fee Letter. Once paid, such fees shall not be refundable under any circumstances (except as otherwise agreed in writing).

5. Indemnity. You agree to indemnify and hold harmless each of the Lead Arrangers, the Arranger, the Administrative Agent and the Commitment Parties and their respective affiliates (including, without limitation, controlling persons) and each director, officer, employee, advisor, agent and representative of each of the forgoing (each an “Indemnified Person”) from and against any and all actions, suits, investigation, inquiry, claims, losses, damages, liabilities, expenses or proceedings of any kind or nature whatsoever which may be incurred by or asserted against or involve any such Indemnified Person as a result of or arising out of or in any way related to or resulting from this Commitment Letter, the Fee Letter, the Senior Facility, the use of proceeds thereof, the Transactions or the other transactions contemplated thereby (regardless of whether any such Indemnified Person is a party thereto and regardless of whether such matter is initiated by a third party or otherwise) (any of the foregoing, a “Proceeding”), and you agree to reimburse each Indemnified Person within 30 days upon written demand (together with reasonable backup documentation supporting such reimbursement request), for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating, defending or participating in any such Proceeding; provided, however, that no Indemnified Person will be indemnified for any such cost, expense or liability (i) to the extent determined by a final, nonappealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of, or material breach of its express contractual obligations under this Commitment Letter, the Fee Letter or the Senior Facility Documentation by, such Indemnified Person or any of its Related Parties (as defined below) or (ii) resulting from any disputes solely among Indemnified Persons and not arising out of any act or omission of the Borrower or any of its subsidiaries (other than any Proceeding against any

Commitment Party solely in its capacity or in fulfilling its role as an Agent, Lead Arranger, Arranger or similar role under the Senior Facility); provided, further, that any reimbursement of legal fees shall be limited to the reasonable and documented out-of-pocket fees and disbursements of one counsel to all Indemnified Persons taken as a whole (and one local counsel to all Indemnified Persons taken as a whole in any jurisdiction where necessary), and in the case of a conflict of interest, one additional counsel to all affected Indemnified Persons taken as a whole. In the case of any Proceeding to which the indemnity in this paragraph applies, such indemnity and reimbursement obligations shall be effective, whether or not such Proceeding is brought by you, the Target, any of your or their respective securityholders or creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not any aspect of the Commitment Letter, the Fee Letter, the Senior Facility or any of the Transactions is consummated. Notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall be responsible or liable for damages arising from the unauthorized use by others of information or other materials obtained through the Platform or other electronic, telecommunications or other information transmission systems except to the extent it is determined by a final, nonappealable judgment of a court of competent jurisdiction that such damages have resulted from the gross negligence, bad faith or willful misconduct of, or material breach of its express contractual obligations under this Commitment Letter, the Fee Letter or the Senior Facility Documentation by, such Indemnified Person or any of its Related Parties. None of the Indemnified Persons or you, the Target or any of your or their respective affiliates or the respective directors, officers, employees, advisors, agents or other representatives of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letter, the Senior Facility or the transactions contemplated hereby or thereby; provided that the foregoing shall not limit your liability to the Indemnified Persons pursuant to the foregoing provisions of this paragraph. For purposes hereof, “Related Party” and “Related Parties” of an Indemnified Person mean any (or all, as the context may require) of such Indemnified Person’s controlling persons and its or their respective directors, officers, employees, partners, agents and other representatives thereof.

You shall not be liable for any settlement of any Proceeding effected without your consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent, or if there is a final and non-appealable judgment by a court of competent jurisdiction against an Indemnified Person in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person in the manner set forth above. Notwithstanding the immediately preceding sentence, if at any time an Indemnified Person shall have requested you to reimburse such Indemnified Person for legal or other expenses in connection with investigating, responding to or defending any Proceedings as contemplated by this Section 5, you shall be liable for any settlement of any Proceeding effected without your written consent if (i) such settlement is entered into more than 10 days after receipt by you of such request for reimbursement and more than 5 days after receipt by you of the proposed terms of such settlement and (ii) you shall not have reimbursed such Indemnified Person in accordance with such request prior to the date of such settlement. You will not, without the prior written consent of the Indemnified Person, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination (i) includes an unconditional release of each Indemnified Person from all liability arising out of such Proceeding and (ii) does not include a statement as to, or an admission of fault or culpability by or on behalf of such Indemnified Person.

6. Confidentiality. This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person without the consent of the Commitment Parties except (a) your officers, directors, employees, affiliates, attorneys, accountants, agents and other advisors and, on a confidential basis, those of the Target and its subsidiaries and the Target itself (provided that the

Fee Letter and its terms and substance shall only be disclosed to the Target and its officers, directors, employees, affiliates, attorneys, accountants, agents or other advisors in a redacted form reasonably satisfactory to us), (b) in any legal, judicial or administrative proceeding or as otherwise required by law, rule or regulation or as requested by a governmental authority (in which case you agree, to the extent permitted by law, rule or regulation and reasonably practicable to inform us promptly in advance thereof), (c) upon notice to the Commitment Parties, this Commitment Letter and the existence and contents hereof (but not the Fee Letter or the contents thereof other than the existence thereof and the contents thereof as part of projections, pro forma information and a generic disclosure of aggregate sources and uses to the extent customary in marketing materials and other disclosures) may be disclosed in any prospectus or offering memoranda relating to the Notes, in any syndication or other marketing material in connection with the Senior Facility or in connection with any public filing requirement, (d) the Term Sheet may be disclosed to potential Lenders and to any rating agency in connection with the Transactions and (e) without limiting the foregoing, you may disclose the Commitment Letter (but not the Fee Letter) as may be required by the rules and regulations of the SEC in connection with any filings made with the SEC in connection with the Transactions.

The Commitment Parties and their affiliates shall use all nonpublic information received by them in connection with the Transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to rating agencies, (b) to any Lenders or participants or prospective Lenders or participants (in each case, other than Disqualified Institutions), (c) in any legal, judicial or administrative proceeding or other compulsory process or otherwise as required by applicable law, rule or regulation (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law, rule or regulation and reasonably practicable, and use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (d) upon the request or demand of any governmental, regulatory or self-regulatory authority purporting to have jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental, regulatory or self-regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent permitted by law, rule or regulation and reasonably practicable, and use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (e) to the employees, directors, officers, legal counsel, independent auditors, professionals and other experts or agents of such Commitment Party (collectively, “Representatives”) on a “need-to-know” basis solely in connection with the Transactions and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (f) to any of its respective affiliates and its respective Representatives on a “need-to-know” basis solely in connection with the Transactions and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential; provided that such Commitment Party shall be responsible for its employees’ and affiliates’ compliance with this paragraph, (g) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter, (h) for purposes of establishing a “due diligence” defense, (i) to any direct or indirect contractual counterparty to any credit default swap or similar derivative product (other than a Disqualified Institution) who, if not an affiliate, agrees in writing to be bound by, or if an affiliate, is directed to abide by, the terms of this paragraph or substantially similar provisions, (j) that is already known to or in a Commitment Party’s or any of its Representatives’ possession prior to its disclosure by the Company pursuant to this paragraph, (other than information provided to any Commitment Party or its Representatives or affiliates subject to any confidentiality agreement or undertaking) and (k) that is independently developed, discovered or arrived at by a Commitment Party or any of its Representatives (unless based on information which is subject to confidentiality obligations); provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and each Commitment Party, including, without limitation, as agreed in any confidential information memorandum or other marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information. The provisions of this paragraph shall automatically terminate one year following the date of the Original Commitment Letter unless earlier superseded by the relevant Senior Facility Documentation. This Section 6 shall not supersede any other confidentiality or non-disclosure agreement or other undertaking by any Commitment Party, its affiliates or its Representatives in favor of the Borrower, the Target or any of their respective subsidiaries.

7. Patriot Act. We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (as amended, the “Patriot Act”), we and the other Lenders are required to obtain, verify and record information that identifies the Borrower, the Target and their respective subsidiaries, which information includes the name, address, tax identification number and other information regarding them that will allow any of us or such Lender to identify the Borrower and the Target in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective on behalf of each Commitment Party and each other Lender.

8. Governing Law etc. This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby; provided, that, notwithstanding the foregoing, it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred), (b) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you or your applicable affiliate has the right to terminate your or its obligations under the Acquisition Agreement or to decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this Commitment Letter and/or the related Fee Letter is hereby waived by each of the parties hereto. Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or the Fee Letter or any matters contemplated hereby or thereby and agrees that any service of process, summons, notice or document by registered mail addressed to such party shall be effective service of process for any suit, action or proceeding relating to any such dispute. You and we irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding may be enforced in any jurisdiction by suit on the judgment or in any other manner provided by law.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein (including an obligation to negotiate in good faith); it being acknowledged and agreed that the funding of the Senior Facility is subject to the terms and conditions specified herein, including the execution and delivery of the Senior Facility

Documentation by the parties hereto in a manner consistent with this Commitment Letter; it being acknowledged and agreed that the commitment provided hereunder is subject only to those conditions set forth in the Conditions Term Sheet; provided that nothing contained in this Commitment Letter obligates you or any of your affiliates to consummate the Acquisition or to draw down any portion of the Senior Facility.

9. Other Activities; No Fiduciary Relationship; Other Terms.

As you know, each Commitment Party, together with its respective affiliates (each Commitment Party, together with its affiliates, a “Financial Institution”), is a full service securities firm engaged, either directly or indirectly through its affiliates in various activities, including securities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, each Financial Institution may actively trade the debt and equity securities (or related derivative securities) of the Borrower or other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. Each Financial Institution may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities or other debt obligations of the Borrower or other companies which may be the subject of the arrangements contemplated by this Commitment Letter.

Each Financial Institution may have economic interests that conflict with those of the Target or the Borrower and may provide financing or other services to parties whose interests conflict with yours. You agree that each Financial Institution will act under this agreement as an independent contractor on an arms-length basis and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Financial Institution on the one hand and the Target or the Borrower, or their respective management, stockholders or affiliates on the other hand. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between each Financial Institution, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction, each Financial Institution is acting solely as a principal and not as a fiduciary of the Borrower, its management, stockholders, creditors or any other person, (iii) no Financial Institution has assumed an advisory or fiduciary responsibility in favor of the Borrower with respect to the Transactions or the process leading thereto (irrespective of whether any such Financial Institution had advised or is currently advising the Borrower on other matters) or any other obligation to the Borrower except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (iv) you have consulted your own legal and financial advisors to the extent you deem appropriate.

You further acknowledge and agree that you and your respective subsidiaries are responsible for making your own independent judgment with respect to the Transactions and the process leading thereto. In addition, please note that no Financial Institution provides accounting, tax or legal advice. Accordingly, the Company expressly disclaims any agency or fiduciary relationship with the Financial Institutions and any of its affiliates hereunder. You and your respective subsidiaries agree that you will not claim that any Financial Institution has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you or your subsidiaries, in connection with the Transactions or the process leading thereto. Each of the parties hereto hereby acknowledges Goldman, Sachs & Co. has been retained by you (or one of your affiliates) as financial advisor (in such capacity, the “Financial Advisor”) in connection with the Acquisition. Each of the parties hereto hereby agrees to such retention, and further agrees not to assert any claim it might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and, on the other hand, our and our affiliates’ relationships with you as described and referred to herein.

Notwithstanding anything herein to the contrary, you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and/or of the Senior Facility and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure will remain subject to the confidentiality provisions hereof (and the foregoing sentence will not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates, and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated by this Commitment Letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates.

Each Financial Institution reserves the right to employ the services of one or more of its respective affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to such affiliates certain fees payable to such Financial Institution in such manner as such Investment and such affiliates may agree in such Financial Institution’s sole discretion. You also agree that each Financial Institution may at any time and from time to time assign all or any portion of its respective commitments hereunder to one or more of its respective affiliates. You acknowledge that each Financial Institution may share with any of its respective affiliates, and such affiliates may share with such Financial Institution, any information related to the Transactions, you, the Target, any of your or their subsidiaries or any of the matters contemplated hereby in connection with the Transactions. Each Financial Institution agrees to treat, and cause any of its respective affiliates to treat, all non-public information provided to such Financial Institution by you as confidential information in accordance with the provisions hereof.

10. Acceptance, Termination, Amendment, etc. Please indicate your acceptance of the terms of this Commitment Letter and the Fee Letter by returning to us executed counterparts hereof and thereof by no later than 11:59 p.m., New York time, on November 9, 2012. Thereafter, the commitments and other obligations of the Commitment Parties set forth in this Commitment Letter shall automatically terminate (unless each of the Commitment Parties shall in their discretion agree to an extension), if the Closing Date does not occur on or before the earlier of (i) February 28, 2013 if the Acquisition shall not have occurred on or prior to such date and (ii) the date of termination of the Acquisition Agreement in accordance with its terms, prior to the closing of the Acquisition; provided that the termination of any commitment pursuant to this sentence does not prejudice your rights and remedies in respect of any breach of this Commitment Letter that occurred prior to any such termination.

This Commitment Letter, the Fee Letter and any other fee letters entered into with the Commitment Parties, their affiliates or Representatives constitute the entire agreement and understanding between you and your subsidiaries and affiliates and the Commitment Parties with respect to the Senior Facility and supersedes all prior written or oral agreements and understandings relating to the specific matters hereof. No individual has been authorized by any of the Commitment Parties or any of their respective affiliates to make any oral or written statements that are inconsistent with this Commitment Letter or the Fee Letter.

Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter and the Fee Letter by facsimile or electronic .pdf shall be effective as delivery of a manually executed counterpart of this Commitment Letter and the Fee Letter. This Commitment Letter and the Fee Letter may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which counterpart shall be an original, but all of which shall together constitute one and the same instrument. The provisions of Sections 2, 4, 5, 6 (with respect to the Fee Letter only), 8, 9 and this Section 10 shall survive termination of this Commitment Letter, provided that your obligations under this Commitment Letter (other than (a) your obligations with respect to syndication, which shall survive only until the expiration of the Syndication Period, at which time such obligations shall terminate and be of no further force and effect, and (b) confidentiality of the Fee Letter and the contents thereof) shall automatically terminate and be of no further force and effect to the extent superseded by the Senior Facility Documentation on the Closing Date and you shall automatically be released from all liability hereunder in connection therewith at such time. Subject to the preceding sentence, you may terminate this Commitment Letter upon written notice to the Commitment Parties at any time. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the parties hereto. This Commitment Letter shall not be assignable by any party hereto without the prior written consent of each other party hereto (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and, to the extent expressly set forth herein, the Indemnified Persons.

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We are pleased to have given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ Andrew W. Earls
Name: Andrew W. Earls
Title: Authorized Signatory

GOLDMAN SACHS BANK USA

By:	/s/ Charles D. Johnston
Name: Charles D. Johnston
Title: Authorized Signatory

BANK OF AMERICA, N.A.

By:	/s/ Douglas M. Ingram
Name: Douglas M. Ingram
Title: Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Douglas M. Ingram
Name: Douglas M. Ingram
Title: Authorized Signatory

Agreed to and accepted as of the date first written above:

RIVERBED TECHNOLOGY, INC.

By:	/s/ Michael J. Palu
Name: Michael J. Palu
Title: SVP and Corporate Controller

[Signature Page to Amended and Restated Commitment Letter]

EXHIBIT A

$500 MILLION SENIOR SECURED FACILITY

SUMMARY OF TERMS AND CONDITIONS

All capitalized terms used herein but not defined shall have the meanings provided in the Commitment Letter to which this Summary of Terms and Conditions is attached.

Borrower:	Riverbed Technology, Inc. (the “Borrower”).

Administrative Agent:	Morgan Stanley Senior Funding, Inc. (“MSSF” and, in such capacity, the “Administrative Agent”).

Lead Arrangers; Joint Bookrunners:	Each of MSSF, Goldman Sachs Bank USA (“Goldman Sachs”) (each in such capacity, a “Lead Arranger” and, collectively, the “Lead Arrangers”).

Arranger:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) (in such capacity, the “Arranger”).

Syndication Agent:	Goldman Sachs.

Co-Documentation Agents:	Bank of America, N.A. and, one or more financial institutions identified by the Lead Arrangers and reasonably acceptable to the Borrower.

Collateral Agent:	Morgan Stanley & Co. LLC.

Lenders:	MSSF, Goldman Sachs, Bank of America, N.A. and a syndicate of financial institutions and institutional lenders arranged by the Lead Arrangers and reasonably acceptable to the Borrower (other than any Disqualified Institution).

Ranking:	The Senior Facility Loans will rank senior to all subordinated indebtedness of the Borrower and will rank pari passu to all senior debt of the Borrower.

Guarantors:	The Senior Facility will be guaranteed on a senior basis (the “Guaranty”) by Acquisition Sub and each of the Borrower’s other existing and subsequently acquired or organized direct and indirect wholly-owned domestic Restricted Subsidiaries (as defined below), other than (a) immaterial subsidiaries subject to thresholds to be agreed, (b) any subsidiary that is prohibited by law, regulation or contractual obligation existing on the Closing Date or at the time such subsidiary becomes a subsidiary from providing such Guaranty or that would require a governmental (including regulatory) consent, approval, license or authorization in order to provide such Guaranty, (c) any direct or indirect domestic subsidiary (i) substantially all of the assets of which consist of the equity of one or more Foreign Subsidiaries (as defined below) or (ii) that is treated as a disregarded entity for U.S. federal income tax purposes that holds equity of one or more Foreign Subsidiaries (either of (i) or (ii), a “Disregarded Domestic Person”), (d) any domestic subsidiary that is a direct or indirect subsidiary of a Foreign Subsidiary or a Disregarded Domestic Person, and (e) any subsidiary to the extent that the burden or cost of providing a Guaranty outweighs the benefit afforded thereby as reasonably determined by the Administrative Agent and the Borrower (each a “Guarantor” and, collectively, the “Guarantors” and, together with the Borrower, the “Loan Parties”). The guarantees will rank senior to all subordinated indebtedness of a Guarantor and will rank pari passu to all other senior indebtedness of such Guarantor.

For purposes of the Senior Facility Documentation, (a) “Foreign Subsidiary” means any direct or indirect subsidiary of the Borrower organized under the laws of any jurisdiction other than the United States, any state thereof or the District of Columbia and (b) “Restricted Subsidiary” means any existing and future direct or indirect subsidiary of the Borrower other than any Unrestricted Subsidiary (as defined below).

Notwithstanding anything herein to the contrary, until the date the Target becomes a wholly-owned subsidiary of the Borrower, the Target shall not be required to enter into any Guarantee or collateral agreements or be deemed a “subsidiary” of the Borrower under the Senior Facility Documentation (collectively, the “Target Exceptions”).

Unrestricted Subsidiaries:	The Senior Facility Documentation will contain provisions pursuant to which, subject to customary limitations to be mutually agreed, the Borrower will be permitted to designate (or re-designate) any subsequently acquired or organized subsidiary (other than Target, as successor to Acquisition Sub) as an “unrestricted subsidiary” (each, an “Unrestricted Subsidiary”) and subsequently re-designate any such Unrestricted Subsidiary as a Restricted Subsidiary; provided that any Unrestricted Subsidiary designated as a Restricted Subsidiary may subsequently be designated as an Unrestricted Subsidiary subject to limitations to be mutually agreed. Unrestricted Subsidiaries (and the sale of any equity interests therein or assets thereof) will not be subject to the mandatory prepayment, representations and warranties, affirmative or negative covenants or event of default provisions of the Senior Facility Documentation.

Senior Facility:	A senior secured term loan facility (the “Senior Facility”) with loans in an aggregate principal amount equal to $500 million minus the net proceeds received from any Other Financing or Term Loans issued by the Borrower after the date of the Original

Commitment Letter but not later than the Closing Date (such amount, the “Senior Facility Committed Amount”).

Senior Facility Documentation:	The definitive financing documentation for the Senior Facility (the “Senior Facility Documentation”) shall be negotiated in good faith by the Borrower and the Commitment Parties and shall give due regard to the operational and strategic requirements of the Borrower, the Target and their respective subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Borrower, the Target and their respective subsidiaries), in each case, after giving effect to the Transactions and, unless otherwise provided herein, giving due regard as well to market conditions in the syndicated loan market.

Maturity and Amortization:	The Senior Facility shall mature on the third anniversary of the Closing Date (the “Maturity Date”). The Senior Facility Loans shall amortize in equal quarterly installments in annual amounts equal to 1.0% of the original principal amount of the Senior Facility, with the final installment payable on the Maturity Date.

Purpose and Availability:	The Senior Facility will be available in a single borrowing on the Closing Date in an amount not in excess of the Senior Facility Committed Amount, and shall be utilized (a) to finance the Acquisition (and any purchase of Target Shares after the Closing Date pursuant to the Acquisition Agreement) and (b) to pay fees and expenses incurred in connection with the Transactions. Once repaid, no amount of the Senior Facility Loans may be reborrowed.

Collateral:	Subject to the Certain Funds Provision, the Target Exceptions and exceptions to be agreed, the Senior Facility will be secured by a valid and perfected first priority lien and security interest in all of the following, whether owned on the Closing Date or thereafter acquired (collectively, the “Collateral”):

(a)    All equity interests of (or other ownership interests in), and intercompany debt of, the Borrower’s or any Guarantor’s direct subsidiaries but limited, in the case of Foreign Subsidiaries and Disregarded Domestic Persons, to 65% of the voting capital stock of any first-tier Foreign Subsidiary or Disregarded Domestic Person;

(b)    All present and future tangible and intangible assets of the Borrower and the Guarantors including but not limited to, machinery and equipment, inventory and other goods, accounts receivable, real property, fixtures, deposit accounts, general intangibles, intercompany debt, license rights, intellectual property, chattel paper, insurance policies, contract rights, hedge agreements, documents, instruments, indemnification rights and investment property, wherever located; and

(c) All proceeds and products of the property and assets described in clauses (a) and (b) above.

Notwithstanding the foregoing, the Collateral shall not include “margin stock” (as defined in Federal Reserve Board Regulation U) (“Margin Stock”).

Interest:	The Senior Facility Loans will accrue interest at a rate per annum equal to the three-month London Interbank Offered Rate (“LIBOR”) as determined by the Administrative Agent for a corresponding U.S. dollar deposit amount (adjusted quarterly) plus 300 basis points. LIBOR will be adjusted for maximum statutory reserve requirements (if any); provided that in no event shall LIBOR be less than 1.00%. The Senior Facility Documentation will also provide for a customary base rate option.

Interest on the Senior Facility Loans will be payable quarterly in arrears and on the Maturity Date. Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days.

Default Interest:	All overdue amounts shall bear interest, to the fullest extent permitted by law, at a rate of 2.0% per annum plus the interest rate otherwise applicable to the loans under the Senior Facility and will be payable on demand.

Mandatory Prepayments:	The Borrower will be required to prepay Senior Facility Loans in an amount equal to: (a) 100% of the net cash proceeds received from the sale or other disposition of all or any part of the assets of the Borrower or any of its Restricted Subsidiaries (including deemed dispositions through casualty insurance and similar events) other than sales of inventory in the ordinary course of business and sales of Margin Stock and other exceptions to be agreed and other than amounts reinvested in assets to be used in the Borrower’s business within 12 months of such disposition (or if the Borrower or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12-month period, reinvestment within 6 months following such 12-month period), (b) 100% of the net cash proceeds received by the Borrower or any of its Restricted Subsidiaries from the issuance of any long-term debt or equity securities (other than (A) any indebtedness permitted under the Senior Facility Documentation, (B) any equity issuance pursuant to director, employee or incentive stock or option plans and similar arrangements (including NESP payments) and (C) other exceptions to be agreed) and (c) 50% of annual excess cash flow (to be defined) of the Borrower and its Restricted Subsidiaries, subject to stepdowns to 25% and 0% based on leverage ratios to be agreed; provided that (i) the first excess cash flow prepayment shall be made in respect of fiscal year 2013 and (ii) at the option of the Borrower, the amount of such excess cash flow prepayment shall be reduced dollar-for-dollar by the amount of voluntary prepayments of the Senior Facility Loans made prior to any excess cash flow prepayment date, and except to the extent financed with long-term indebtedness (other than revolving indebtedness). Prior to the Closing Date, the commitments under the Commitment Letter in respect of the Senior Facility shall be reduced by 100% of the net cash proceeds received by the Borrower or its subsidiaries from the Term Loans or Other Financing.

Mandatory prepayments of the Senior Facility Loans shall be applied to the installments thereof as directed by the Borrower (or, in the absence of direction from the Borrower, in the direct order of maturity).

Optional Prepayments:	The Senior Facility Loans may be prepaid, in whole or in part, at the option of the Borrower, at any time with prior notice, at par plus accrued and unpaid interest and breakage costs and in minimum amounts to be agreed. Optional prepayments of the Senior Facility Loans shall be applied as directed by the Borrower (or, in the absence of direction from the Borrower, in the direct order of maturity).

Conditions Precedent to Funding:	Conditions precedent to borrowing under the Senior Facility shall be limited to those set forth in Exhibit B to the Commitment Letter.

Representations and Warranties:	Limited to the following (subject to thresholds and/or exceptions to be negotiated and reflected in the Senior Facility Documentation): corporate existence; corporate power and authority; non-contravention and enforceability of the Senior Facility Documentation; no conflicts with law or contractual obligations; financial statements; no material adverse change; compliance with applicable laws and regulations, including ERISA, environmental laws and Federal Reserve regulations; accuracy of disclosure as of the Closing Date (to be consistent with the representation set forth in Section 3 of the Commitment Letter to which this Exhibit A is attached); consents; ownership of property (including intellectual property); Patriot Act, OFAC, FCPA and anti-terrorism law compliance; subsidiaries; status as senior debt; no material litigation; inapplicability of the Investment Company Act of 1940; solvency of the Borrower and its subsidiaries taken as a whole, on the Closing Date; and validity, priority and perfection of the liens on and security interest in the Collateral.

Affirmative Covenants:	Limited to the following (subject to thresholds and/or exceptions to be negotiated and reflected in the Senior Facility Documentation): delivery of certified quarterly (for each of the first 3 fiscal quarters of each fiscal year) and audited annual financial statements, notices of defaults and other certain events that would reasonably be expected to have a material adverse change, an annual budget, compliance certificates and other information reasonably requested by the Administrative Agent; compliance with applicable laws and regulations, including ERISA, environmental laws and Federal Reserve regulations; payment of taxes; maintenance of appropriate and adequate insurance; use of proceeds; preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals; visitation and inspection rights; keeping of proper books and records; maintenance of properties; agreement to hold annual meetings of Lenders; further assurances on guaranty and Collateral matters (including, without limitation, with respect to security interests in after-acquired property); and commercially reasonable efforts to maintain public corporate credit/family ratings of the Borrower and ratings of the Senior Facility from Moody’s and S&P (but not to maintain a specific rating).

Negative Covenants:	Limited to the following (subject to thresholds and/or exceptions to be negotiated and reflected in the Senior Facility Documentation):

1. Limitations on liens and further negative pledges; provided such negative covenants shall permit the pledge of Margin Stock by Acquisition Sub.

2. Limitations on debt (including, without limitation, guaranties of such debt) and any prepayment, redemption or repurchase of subordinated debt.

4. Limitations on mergers, consolidations and acquisitions.

5. Limitations on sales, transfers and other dispositions of assets; provided such negative covenant shall permit the sale, transfer or other disposition of Margin Stock for fair value by Acquisition Sub.

6. Limitations on loans and other investments.

7. Limitations on dividends and other distributions, stock repurchases and redemptions and other restricted payments; provided such negative covenant shall permit the payment of NESP in an aggregate amount of not more than $150,000,000 during the life of the Senior Facility. NESP shall mean Net Employee Stock Payments (NESP), which are equal to the Borrower’s cash payments related to the personal tax associated with employee restricted stock vesting less employee stock plan contribution proceeds less proceeds from the exercise of employee stock options.

8. Limitations on restrictions affecting subsidiaries.

9. Limitations on transactions with affiliates.

10. Limitations on changes in (i) the nature of their business or (ii) fiscal year.

11. Modification or waiver of the charter documents of the Borrower and its Restricted Subsidiaries or of any documents related to material subordinated debt, in each case, in a manner materially adverse to the Lenders.

Financial Covenants:	None.

Events of Default:	Limited to the following (subject to thresholds and/or exceptions to be negotiated and reflected in the Senior Facility Documentation): failure to pay principal when due or interest or other amounts within a specified grace period (to be determined) after the same becomes due; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of affirmative covenants (other than notices of default), to a 30 day grace period); cross-default and cross-acceleration; bankruptcy and insolvency events; judgment defaults; actual or asserted invalidity or impairment of the Senior Facility Documentation, Collateral, guarantees or subordination provisions (of material subordinated debt); change of control; and customary ERISA defaults.

Expenses and Indemnity:	The Borrower shall pay or reimburse, if the Closing Date occurs, (a) all reasonable and documented out-of-pocket expenses incurred in connection with the syndication of the Senior Facility and with the preparation, negotiation, execution and delivery of the Senior Facility Documentation and any security arrangements in connection therewith (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to the Administrative Agent, the Lead Arrangers and the Arranger, taken as a whole (and one local counsel to such persons taken as a whole in any jurisdiction where necessary)) and (b) all reasonable and documented out-of-pocket expenses of the Administrative Agent, the Collateral Agent, the Lead Arrangers, the

Arranger, the Lenders and their respective affiliates incurred in connection with the administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of, and enforcement of any of its rights and remedies under, the Senior Facility Documentation (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to the Administrative Agent, the Collateral Agent and the Lenders, taken as a whole (and one local counsel to such persons taken as a whole in any jurisdiction where necessary)).

The Borrower will indemnify the Lenders, the Lead Arrangers, the Arranger, the Administrative Agent, the Collateral Agent and their respective affiliates (each, an “indemnified person”), and hold them harmless from and against all reasonable and documented out-of-pocket costs, expenses (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to all indemnified persons taken as a whole (and one local counsel to all indemnified persons taken as a whole in any jurisdiction where necessary) and, solely in the case of a conflict of interest, one additional counsel to all affected indemnified persons taken as a whole) and liabilities arising out of or relating to the Transactions and any actual or proposed use of the proceeds of any loans made under the Senior Facility; provided, however, that no such indemnified person will be indemnified for costs, expenses or liabilities (a) to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have been incurred from the gross negligence, bad faith or willful misconduct of, or material breach of express contractual obligations under the Senior Facility Documentation by, such indemnified person or (b) resulting from any dispute solely among the indemnified persons (other than any claims against an indemnified person in its capacity as the Administrative Agent, Lead Arranger or the Arranger) and not arising out of any act or omission of the Borrower, or any of its subsidiaries.

Waivers and Amendments:	Amendments and waivers of the provisions of the Senior Facility Documentation shall require the approval of Lenders holding not less than a majority of the aggregate principal amount of the loans and commitments under the Senior Facility; provided that (a) the consent of each affected Lender shall be required with respect to (i) increases in the commitment of such Lender (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an increase of any commitment of any Lender); (ii) reductions of principal, interest (other than a waiver of default interest) or fees (it being understood that any change in the definitions of any ratio used in the calculation of such rate of interest or fees (or the component definitions) shall not constitute a reduction in any rate of interest or fees); and (iii) extensions of scheduled amortization or the final maturity date; and (b) the consent of all of the Lenders shall be required with respect to modification of the voting percentages (or any of the applicable definitions related thereto) and releases of all or substantially all of the Collateral or the guarantees. Notwithstanding the foregoing, the Senior Facility Documentation will contain customary provisions permitting “amend and extend” transactions.

Assignments and Participations:	Each Lender may assign to one or more banks, financial institutions or other entities that are Eligible Assignees (as defined in the Senior Facility Documentation, which definition will exclude natural persons) all or, subject to minimum amounts to be agreed, a portion of its loans and commitments under the Senior Facility (other than to Disqualified Institutions). Assignments will require payment of an administrative fee to the Administrative Agent and, except for an assignment to an existing Lender or an affiliate of an existing Lender, the consent of the Administrative Agent and, unless an event of default has occurred and is continuing, the Borrower (such consent not to be unreasonably withheld); provided that the Borrower shall be deemed to have consented to any assignment unless it shall object thereto within five business days after having received notice thereof. In addition, each Lender may sell participations in all or a portion of its loans and commitments under the Senior Facility; provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Senior Facility (except as to certain basic issues).

Yield Protection, Taxes and Other Deductions:	The Senior Facility Documentation will contain customary provisions for facilities of this kind in respect of breakage and redeployment costs, increased costs, funding losses, capital adequacy, illegality, requirements of law. The Senior Facility Documentation shall contain a customary tax gross up. For all purposes of the Senior Facility Documentation, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines and directives promulgated thereunder and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case, pursuant to Basel III, shall be deemed introduced or adopted after the date of the Senior Facility Documentation.

Governing Law:	The State of New York; provided that, notwithstanding the governing law provisions of the Senior Facility Documentation, it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred), (b) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy thereof either the Borrower or its applicable affiliate has the right to terminate its obligations under the Acquisition Agreement or to decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof shall, in each case, be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each party to the Senior Facility Documentation will waive the right to trial by jury and will consent to the exclusive jurisdiction of the state and federal courts located in The Borough of Manhattan, The City of New York.

Counsel to the Administrative Agent:	Davis Polk & Wardwell LLP.

EXHIBIT B

CONDITIONS PRECEDENT

$500 MILLION SENIOR SECURED FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit B is attached.

The commitments of the Lenders in respect of the Senior Facility and the closing and the initial extension of credit thereunder will be solely subject to satisfaction of the following conditions precedent on or prior to the Closing Date:

(a) Consummation of the Offer. Substantially concurrently with the funding of the borrowing of the Senior Facility, the initial acceptance of Target Shares pursuant to the Offer shall be consummated in accordance with the terms of the Acquisition Agreement, but without giving effect to any amendments, waivers or consents (or any directions contemplated by clause (d)(ix)(A) below) by the Borrower that are materially adverse to the interests of the Initial Lenders or the Lead Arrangers in their respective capacities as such without the consent of the Lead Arrangers, such consent not to be unreasonably withheld, delayed or conditioned (it being understood that (i) any decrease in the purchase price shall not be materially adverse to the Lenders or the Lead Arrangers and (ii) any increase of the cash portion of the purchase price by not more than 10% of the aggregate purchase price shall not be materially adverse to the Lenders or the Lead Arrangers).

(b) Fees and Expenses. All (i) fees required to be paid on the Closing Date pursuant to the Fee Letter and (ii) expenses required to be paid on the Closing Date pursuant to the Commitment Letter to the extent invoiced at least one business day prior to the Closing Date shall, in each case, have been paid (which amounts may be offset against the proceeds of the Senior Facility).

(c) Senior Facility Documentation. Each Loan Party shall have executed and delivered the relevant Senior Facility Documentation to which it is a party.

(d) Material Adverse Effect. Except as otherwise contemplated by the Acquisition Agreement, on and as of the Closing Date, since June 30, 2012 there shall not have occurred any Company Material Adverse Effect, and no event has occurred or circumstance has arisen that would reasonably be expected to have or result in a Company Material Adverse Effect. “Company Material Adverse Effect” means any effect, change, development, event or circumstance that, considered together with all other effects, changes, developments, events or circumstances, constitutes a material adverse effect on: (a) the business, financial condition or results of operations of the Acquired Corporations, taken as a whole; or (b) the ability of the Company to consummate the Offer, the Merger or any of the other Contemplated Transactions or to perform any of its obligations under the Acquisition Agreement; provided, however, that with respect to clause “(a)” above, none of the following, either alone or in combination, shall be deemed to constitute a Company Material Adverse Effect (and shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur): (i) adverse economic, business, financial, technological or regulatory conditions in the United States or in other locations in which the Acquired Corporations have material operations (including changes in the securities markets and credit markets) that do not disproportionately affect the Acquired

Corporations, taken as a whole relative to the other companies in the application and network performance management industry; (ii) adverse economic, business, financial, technological or regulatory conditions that generally affect the application and network performance management industry and that do not disproportionately affect the Acquired Corporations, taken as a whole relative to the other companies in the application and network performance management industry; (iii) changes in the stock price or trading volume of the Company Common Stock (it being understood, however, that, unless otherwise prohibited by clauses “(i)” through “(ix)” of this proviso, the facts or circumstances giving rise to any such change in stock price or trading volume may be taken into account in determining whether there has been a Company Material Adverse Effect); (iv) the failure of the Company to meet internal or securities analysts’ expectations or projections (it being understood, however, that, unless otherwise prohibited by clauses “(i)” through “(ix)” of this proviso, the facts or circumstances giving rise to any such failure may be taken into account in determining whether there has been a Company Material Adverse Effect); (v) any adverse effect, including loss of employees, customers or suppliers by the Company, arising from or otherwise predominately relating to the announcement, pendency or anticipated consummation of any of the Contemplated Transactions; (vi) any adverse effect arising from or otherwise related to changes in Legal Requirements or applicable accounting regulations or principles or interpretations thereof that do not disproportionately affect the Acquired Corporations, taken as a whole relative to the other companies in the application and network performance management industry; (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or any natural disaster, in each case, after the date of the Acquisition Agreement, that do not disproportionately affect the Acquired Corporations, taken as a whole relative to the other companies in the application and network performance management industry; (viii) any shareholder class action or derivative litigation commenced against the Company since the date of the Acquisition Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of the Acquisition Agreement or from allegations of false or misleading public disclosure by the Company with respect to the Acquisition Agreement; or (ix) any specific action taken by the Company: (A) at the express written direction of Parent or Acquisition Sub as long as such action was taken in a manner consistent with such direction; or (B) that is required to be so taken by the terms of the Acquisition Agreement as long as such action was taken in a manner consistent with such requirement (it being understood this clause “(ix)” shall not include any action or inaction by any Acquired Corporation that is pursuant to any of the covenants and obligations contained in Section 5.2 of the Acquisition Agreement or that is conducted in the ordinary course of business). Capitalized terms used in the definition of “Company Material Adverse Effect” (other than “Acquisition Agreement” and “Company Material Adverse Effect”) shall have the meanings ascribed to such terms in the Acquisition Agreement.

(e) Representations and Warranties. On and as of the Closing Date, the Acquisition Agreement Representations shall be true and correct to the extent required by the Certain Funds Provision and the Specified Representations shall be true and correct in all material respects (except in the case of any Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be).

(f) Notice of Borrowing. The Administrative Agent shall have received a notice of borrowing in accordance with the terms of the Senior Facility Documentation.

(g) Financial Statements. The Lead Arrangers shall have received (receipt of which shall be deemed to have occurred contemporaneously with the Target having filed reports

B-2

including the same with the Securities Exchange Commission): (i) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target for each of 2009, 2010 and 2011 fiscal years (the “Audited Financial Statements”), (ii) as soon as available and in any event within 45 days after the end of each fiscal quarter of the 2012 fiscal year, unaudited consolidated balance sheets and related statements of income and cash flows of the Target for such fiscal quarter, for the period elapsed from the beginning of the 2012 fiscal year to the end of such fiscal quarter and for the comparable periods of the preceding fiscal year (the “Unaudited Financial Statements”) and (iii) customary pro forma consolidated financial statements of the Borrower and its subsidiaries giving effect to the Transactions (as of the date of the most recent Unaudited Financial Statements).

(h) Patriot Act. No later than 3 business days in advance of the Closing Date, the Borrower and each of the Guarantors shall have provided the documentation and other information to the Administrative Agent that are required by regulatory authorities under the applicable “know-your-customer” rules and regulations, including the Patriot Act, for distribution to each Lender requesting the same, to the extent requested at least 10 days in advance of the Closing Date.

(i) Collateral. All documents and instruments necessary to establish that the Collateral Agent will have perfected security interests (subject to liens permitted under the Senior Facility Documentation) in the Collateral under the Senior Facility shall have been delivered to the extent required in the Term Sheet; provided, however, that the condition in this clause (i) shall be subject in all respects to the Certain Funds Provision.

(j) Miscellaneous Closing Conditions. The Lenders shall have received customary opinions of counsel for the Borrower and the Guarantors, corporate resolutions, and customary closing documentation and certificates (including a certificate of the chief financial officer (or other officer with reasonably equivalent responsibilities) of the Borrower in the form attached as Annex I hereto, certifying that the Borrower and its Restricted Subsidiaries, on a consolidated basis, after giving effect to the Transactions, are solvent.

(k) Minimum Marketing Period. The Lead Arrangers shall have been afforded a period (the “Marketing Period”) of at least 15 consecutive calendar days following the later of (i) November 30, 2012 and (ii) receipt of (1) the business description for each of the Borrower and the Target to be included in the Confidential Information Memoranda, (2) customary pro forma consolidated financial statements of the Borrower and its subsidiaries giving effect to the Transactions (as of the date of the then most recent Unaudited Financial Statements) and (3) customary financial projections in connection with the Transactions for the period ending five years after the Closing Date, to consummate the syndication of the Term Loans; provided that the Marketing Period shall end on or prior to December 21, 2012 or, if the Marketing Period has not ended on or prior to December 21, 2012, then such period shall begin on or after January 2, 2013.

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ANNEX I TO EXHIBIT B

FORM OF SOLVENCY CERTIFICATE

[—][—], 20[—]

This Solvency Certificate is being executed and delivered pursuant to Section [—] of that certain [—]1 (the “Credit Agreement”; the terms defined therein being used herein as therein defined).

I, [—], the [Chief Financial Officer/equivalent officer] of the Borrower, in such capacity and not in an individual capacity, hereby certify as follows:

1.	I am generally familiar with the businesses and assets of the Borrower and its subsidiaries, taken as a whole, and am duly authorized to execute this Solvency Certificate on behalf of the Borrower pursuant to the Credit Agreement; and

2.	As of the date hereof and after giving effect to the Transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transactions, that, (i) the sum of the debt (including contingent liabilities) of the Borrower and its subsidiaries, taken as a whole, does not exceed the fair value of the present assets of the Borrower and its subsidiaries, taken as a whole; (ii) the present fair saleable value of the assets of the Borrower and its subsidiaries, taken as a whole, is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of the Borrower and its subsidiaries, taken as a whole, on their debts and other liabilities as they become absolute and matured; (iii) the capital of the Borrower and its subsidiaries, taken as a whole, is not unreasonably small in relation to the business of the Borrower or its subsidiaries, taken as a whole, contemplated as of the date hereof; and (iv) the Borrower and its subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to pay such debt as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

By:

Name:	[—]
Title:	[Chief Financial Officer/equivalent officer]

[1]	Describe Credit Agreement.